The Law Firm of

Christen Lambert

15 Kinsey Court— Durham, North Carolina 27705— Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

August 15, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:      The Pocket Shot Company

Registration Statement on Form S-1

Filed July 29, 2016

File No. 333-212055

Mr. Link:

Below are our responses to the comments made regarding The Pocket Shot Company's Registration Statement in a letter dated August 11, 2016.

Prospectus Cover Page

1.  We note your response to comment 3 and we reissue it. Quotation on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or privately negotiated prices. Your disclosure still implies that once your common stock is quoted on the OTC Pink you can sell at prevailing market prices or privately negotiated prices. Please revise to indicate that the selling shareholders' shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices.

ANSWER: Please see the edited language on the prospectus and page 27.

Outside Back Cover Page of Prospectus

2.   Please revise to provide the dealer prospectus delivery obligation on the back cover page of the prospectus. See Item 502 of Regulation S-K.

ANSWER: Please see the language on the outside back cover page (57).

Signatures, page 61

3.  We note your response to comment 15 and we reissue it. Please have the registration statement signed by your principal accounting officer or controller. Also indicate the capacity of Interim Chief Financial Officer for Mr. Jarrold Bachmann in his individual capacity in the second signature block. Finally, have the appropriate person indicate the capacity of principal accounting officer or controller in the section for individuals signing in their capacity section. See Instruction to Signatures on Form S-1.

ANSWER: The signature blocks have been amended.

We hope these revisions satisfy your comments.

                                                                                    Sincerely,

                                                                                    /s/ Christen P. Lambert

                                                                                    Christen P. Lambert